Exhibit 12.1
DIAMONDBACK ENERGY, INC.
COMPUTATION OF RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

	Year Ended December 31,					Three Months ended March 31,
	2017	2016(1)	2015(1)	2014	2013	2018	2017
	(in thousands)
EARNINGS
Income (loss) from continuing operations	$605,020	$(68,617)	$(740,269)	$212,670	$95,194	$267,646	$116,410
Interest expense, net	40,554	40,684	41,510	34,514	8,059	$13,701	$12,225

Income (loss) before fixed charges	$645,574	$(27,933)	$(698,759)	$247,184	$103,253	$281,347	$128,635

FIXED CHARGES
Interest expense, net	$40,554	$40,684	$41,510	$34,514	$8,059	$13,701	$12,225

Total fixed charges	$40,554	$40,684	$41,510	$34,514	$8,059	$13,701	$12,225

Earnings/fixed charge coverage ratio	15.9	(0.7)	(16.8)	7.2	12.8	20.5	10.5
(1) Earnings for the years ended December 31, 2016 and December 31, 2015 were insufficient to cover fixed charges by $68.6 million and $740.3 million, respectively. Ratios for the years ended December 31, 2016 and December 31, 2015 include the effects of impairments on oil and gas properties of $245.5 million and $814.8 million, respectively. Excluding the impact of the impairments of oil and gas properties, the earnings/fixed charge coverage ratio for the years ended December 31, 2016 and December 31, 2015 would have been 5.3 and 2.8, respectively.